Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Sarah Sidwell, Asia Timmons-Pierce

August 31, 2023

Re:	Aptera Motors Corp.

Post Qualification Amendment to Offering Statement on Form 1-A

Filed August 28, 2023

File No. 024-11479

Dear Ms. Sidwell and Ms. Timmons-Pierce:

On behalf of Aptera Motors Corp. (the “Company”), I hereby request qualification of the above-referenced offering statement at 1:00 p.m., Eastern Time, on September 5, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Chris Anthony
Chris Anthony, Chief Executive Officer